March 13, 2024

VIA EDGAR

Mr. John Kernan

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Regarding Sarbanes-Oxley Act of 2002 Review of DGI Investment Trust (the “Registrant”) (SEC File Nos. 333-252816 and 811-23637)

Dear Mr. Kernan:

This correspondence is submitted in response to the Staff’s comments received on February 12, 2024 with respect to the Registrant’s Form N-CSR filing for the fiscal year ended June 30, 2023, as filed on September 8, 2023 (Accession No. 0001580642-23-004792). Summaries of the comments with respect to the Registrant, and responses thereto on behalf of the Registrant, are provided below.

1.	Comment: Given the amount of reclaims receivable, please explain what these receivables relate to, how the fund accounts for the impact of withholding on the source transactions and how the fund monitors collectability. In addition, please consider enhancing related disclosures or adding disclosures as applicable to clearly address these matters.

Response: The DGI Balanced Fund (the “Fund”) is a trust organized under the laws of the Commonwealth of Puerto Rico. As such, the Fund is treated as a foreign corporation for U.S. federal income tax purposes. The Fund is generally subject to U.S. withholding tax on its U.S. source income (including, dividends, interest, rents, royalties, and other fixed or determinable annual or periodical income or gain). The receivables relate to amounts withheld in excess of the Fund’s U.S. tax obligations and for which the corresponding tax returns will be submitted to the U.S. Internal Revenue Service. The Fund accrues withholding tax payable on any outstanding income accrued that is subject to withholding. Any withholding that is posted at the custodian that exceeds the Funds US tax obligation is reflected as a receivable until the refund is received. Because the Fund is entitled to refunds of these over-withheld taxes from the government of the United States as a matter of established U.S. law, the Fund treats these amounts as fully collectable during the pendency of the receivable.

The Registrant will consider enhancing related disclosures or adding disclosures as applicable to clearly address these matters in the future.

2.	Comment: Please explain the omission of disclosure related to unrecognized tax benefits pursuant to ASC 740-10-50-15c-e. In your response, as applicable, please summarize the results of the review of uncertain tax positions for the year ended June 30, 2023.

Response: Under ASC 740-10-50 -15 (c-e), a registrant must disclose all of the following at the end of each annual reporting period presented:

c. The total amounts of interest and penalties recognized in the statement of operations and the total amounts of interest and penalties recognized in the statement of financial position

d. For positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date:

1. The nature of the uncertainty

2. The nature of the event that could occur in the next 12 months that would cause the change

3. An estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made.

e. A description of tax years that remain subject to examination by major tax jurisdictions.

As noted in response number 1, the reclaims receivable relate to amounts withheld in the United States in excess of the Fund’s U.S tax liability. As a result, there are no interest or penalties due that would be required to be disclosed pursuant to ASC 740-10-50 -15(c). In addition, unlike tax reclaims from non-U.S. jurisdictions, which are subject to varying interpretations of local law, tax treaties between the United States and the foreign jurisdiction, or both, there is legal certainty surrounding the over-withheld amounts which are obligations subject to the full faith and credit of the United States. As a result, the Fund believes it is not “reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date” as contemplated by ASC 740-10-50 -15(d). The Fund acknowledges, however, that ASC 740-10-50 -15(e) may be applicable to the extent that the use user of financial statements might find information regarding the tax years for which the reclaims apply to be of use. The Fund will consider enhancing related disclosures or adding disclosures as applicable to clearly address these matters in the future. Finally, the Fund does not believe that it has taken any uncertain tax positions for the year ended June 30, 2023.

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Please do not hesitate to contact the undersigned at (513) 869-4262 if you have any questions concerning the foregoing.

Sincerely,

/s/Maggie Bull___

Maggie Bull

Assistant Secretary

Cc:       Eric Purple, Esq.

David Roeber, Esq.